Exhibit 99.1

GDF SUEZ completes the sale of its stake in SPE,

second largest electricity company in Belgium

GDF SUEZ has sold all of its shares in the Belgian company SEGEBEL (50% of SEGEBEL) to Centrica. SEGEBEL holds a 51% share in SPE.

The transaction amounts to 515 million euros. A contingency payment could be made when the contracts between SPE and the Group go into effect following commitments made by the Group to the Belgian government.

SPE is Belgium’s number 2 electricity provider. It holds 10% of the country’s electricity production capacity with 1,650 MW. It has a portfolio of over 1 million electricity customers and 450,000 gas customers.

This transaction enables GDF SUEZ to complete its commitments towards the European Commission in regards to the merger of Gaz de France and SUEZ.

One of the leading energy providers in the world, GDF SUEZ is active across the entire energy value chain, in electricity and natural gas, upstream to downstream. It develops its businesses (energy, energy services and environment) around a responsible-growth model to take up the great challenges: responding to energy needs, ensuring the security of supply, fighting against climate change and maximizing the use of resources. GDF SUEZ relies on diversified supply sources as well as flexible and high-performance power generation in order to provide innovative energy solutions to individuals, cities and businesses. The Group employs 196,500 people worldwide and achieved revenues of €74.3 billion in 2007. GDF SUEZ is listed on the Brussels, Luxembourg and Paris stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ Stoxx 50, DJ Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Press contact: Tel France: +33 (0)1 47 54 24 35 Tel Belgium: +32 2 510 76 70 E-Mail: gdfsuezpress@gdfsuez.com	Investor Relations contact: Tel: +33 (0)1 40 06 66 29 E-Mail: ir@gdfsuez.com

GDF SUEZ CORPORATE HEADQUARTERS

22, rue du Docteur Lancereaux - 75392 Paris Cedex 08 - France

Tel. +33 (0)1 57 04 00 00

GDF SUEZ - SA WITH A CAPITAL OF 2,191,532,680 EUROS - RCS PARIS 542 107 651

www.gdfsuez.com